NOTICE OF EXEMPT SOLICITATION

Name of Registrant: Meta Platforms Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

May 2nd, 2024

Meta Platforms Inc. (NASDAQ: META)

Proposal Nine:

“Shareholder Proposal Regarding Amendment of Corporate Governance Guidelines”

The Shareholder Association for Research & Education (SHARE) is urging shareholders to vote FOR Proposal Nine: Shareholder Proposal Regarding Amendment of Corporate Governance Guidelines at the Meta Platforms Inc. (“Meta” or the “Company”) Shareholder Meeting on May 29, 2024.

Our clients, the Pension Plan of the United Church of Canada, filed this Proposal to help address concerns with effective and independent corporate governance at Meta.

A majority of independent shareholders have voted three times on proposals to separate the roles of Board Chairperson and CEO, on the basis that an independent Board Chairperson can more effectively exercise the board’s crucial role of overseeing the CEO and management.

However, the proposals have not achieved an overall majority vote due to Mr. Zuckerberg’s dual-class shareholdings which give him approximately 58% of Facebook’s voting shares while holding only 14% of the economic interest.

In the interest of finding other mechanisms to assure shareholders that the board can effectively oversee the CEO’s actions, we proposed that both the Chairperson and the Lead Independent Director shall have the ability to include items on the agenda independent of the other.

This small amendment to the corporation’s Corporate Governance Guidelines would ensure that, should there be any disagreement between either the Chairperson or the Lead Independent Director that could not be resolved satisfactorily between them, each would retain the right to include items on the board agenda. At the same time, it allowed that the collaborative relationship between the LID and the Chairperson described to us by Meta could remain intact, with neither party holding exclusive power to exclude the other’s agenda items.

This small amendment, however, will allow the board of directors to consider any matter deemed necessary by the Lead Independent Director and thereby to exercise better independent oversight of management.

Meta’s board of directors responded to our proposal in its proxy circular, saying the proposal is “unnecessary in light of the existing responsibilities of our Lead Independent Director and our process for executive sessions of independent directors”, based on two main arguments:

a)	“The Chairman and the Lead Independent Director collaborate to set the agenda for meetings of the board of directors” and there are “ample opportunities for the Lead Independent Director to bring forth agenda items for discussion”; and

b)	“our independent directors, who comprise a substantial majority of the board, meet in executive session at every regularly scheduled board meeting, and at other times at the request of any independent director”

With respect, the board’s response outlines a collaborative approach that may exist between the current Chairperson and LID, but does not account for what may happen if or when the LID and the Chairperson disagree.

We do not disagree that there are opportunities for the LID to bring forth agenda items for discussion, but to be absolutely clear, the opportunities the board described in the proxy circular do not include enabling the full board to discuss an agenda item that the CEO decides, unilaterally, should not be on the agenda.

They include opportunities for the independent directors to meet separately, and to report their discussion to the CEO, but do not appear to include presenting those items for discussion by the full board.

None of this diminishes the concern raised in the shareholder proposal, nor does the board suggest any reason why, even if the board believes this is redundant, allowing the LID to put items on the board agenda would be disruptive or in any way impede the board’s ability to exercise its oversight role. If the board’s current approach works, this independent ability to add items to the agenda will remain unused; it would only apply if at any point in the future the collaborative relationship between the CEO and the LID is unable to deliver consensus on priorities for board discussions.

Corporate governance guidelines exist not just to facilitate work during the easier periods when all parties are in full agreement, but to provide structure and processes for when conflicts arise. Absent these structures, the board of directors is disempowered at exactly the moment it needs most to exercise independent leadership.

Conclusion

We believe the approach outlined in our proposal is a constructive proposal to support increased independence on the board. It does not disrupt the Chairperson’s ability to interact fully with the board, and it does not impede any collaboration between the LID and the Chairperson. And yet, it will allow the board to discuss any matters that fall within its oversight role even if, at any point, there is disagreement with the CEO which it is called upon to oversee.

For all the reasons mentioned above, the Proponents urge shareholders to vote FOR Proposal Nine.

If you have any questions, please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca.

Vote “FOR” Proposal Nine, “Shareholder Proposal Regarding Amendment of Corporate Governance Guidelines” at the annual general meeting on May 29, 2024.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.